Filed pursuant to Rule 424(b)(3) Registration Nos. 333-66764

Prospectus Supplement
(To Prospectus Dated October 9, 2001)

150,000 Shares

CONMED Corporation

Common Stock

           Imagyn Medical Technologies, Inc., a selling shareholder named in the accompanying prospectus has sold, through Jefferies & Company, Inc., as its agent, 150,000 shares of our common stock pursuant to ordinary brokers' transactions on the Nasdaq Stock Market.

Gross proceeds	$2,534,700
Commission	$98,700
Net proceeds to the selling shareholder	$2,436,000
On October 19, 2001 the last reported sales price of the Common Stock on the Nasdaq Stock Market was	$18.17

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus Supplement is dated October 19, 2001